January 30, 2006
By Edgar and Facsimile to (202) 772 9208
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4561
100 F Street, N.E.
Washington D.C. 20549
Attn:
Ms. Angela Connell
Re:
National Consumer Cooperative Bank
Form 10-K for Fiscal Year Ended December 31, 2004
Filed April 1, 2005
File No. 002-99779
Dear Ms. Connell:
     We are submitting this as an addendum to our letter of January 17, 2006, which was in response to your letter, dated December 19, 2005. In our letter of January 17, 2006 we requested additional time to furnish a response to Question 3. The comment number below corresponds to the comment number in your letter of December 19, 2005. We have now concluded our analysis and set forth our response below:
Note 24 — Financial Instruments with Off-Balance Sheet Risk and Derivative Financial Instruments, page 59
3.	We note your response to comment 13 of our letter dated September 30, 2005 with respect to your fair value hedges of warehouse loans. In your response you state that you maintain the existing hedging relationship when loans are swapped as part of the Fannie Mae program. In your response to comment 14 you also indicate that all hedging relationships are established at the individual loan level rather than for a pool of loans. Please advise us as follows with respect to such hedges:
•	Tell us how you maintain the existing hedge relationship when loans are swapped for an MBS given the fact that you hedge each individual loan separately yet the MBS that you receive derives its value from a pool of underlying loans.
     Response: Where NCB used the term “maintained,” NCB meant that in a new hedging relationship involving the MBS as the hedged item, the same loans that collateralize the MBS had been hedged, the derivative hedging instrument would have been the same, and the hedge objective and strategy would also be the same as in the hedging relationship where the loans were the hedged item. While NCB believed that these attributes would have supported hedge accounting, the discussion below addresses that hedge accounting should not have applied to the specifically referenced transaction.
•	Tell us whether you discontinue hedge accounting for the original hedge relationship once the loans are swapped with the MBS. Refer to paragraph 25 of SFAS 133.
     Response: Upon review, we have determined that the dedesignation and contemporaneous redesignation of the swap to the MBS was not adequately documented consistent with paragraph 25 of FAS 133. Although NCB’s clear intent was to comply with FAS 133, the fact that adequate documentation was not in place means that the MBS was not in a hedging relationship under FAS 133. We performed an analysis to determine the impact to our financial statements and concluded that the impact was immaterial to the financial statements for 2003 and 2004.
     Quantitatively, of the $81.2 million of MBS sold on January 30 and February 2, 2004, $65.7 million was created with a swap transaction with Fannie Mae on December 29, 2003. There was a negligible change in the interest rate environment between the date we swapped the loans for the MBS (December 29, 2003) and our Fiscal Year end of December 31, 2003. The adjustment to our FAS 133 accounting was calculated to be an immaterial amount of $4 thousand.
     The remaining $15.5 million of MBS was created from a swap of two loans on July 29, 2003. Our analysis of the removal of hedge accounting for this MBS shows that in 2003 pre-tax income would have been reduced by $454 thousand, or 1.3%. In 2004 pre-tax net income would have been increased by $454 thousand, or 1.9%.
     NCB has not undertaken this type of swap transaction with Fannie Mae since the December 29, 2003 transaction described above.
     Management concluded that the misstatements referred to above were immaterial from a quantitative perspective.
     Qualitatively, management also considered the SEC staff guidance in Staff Accounting Bulletin No. 99 (Aug. 12, 1999) (adding Topic 1, Section M), including the factors set forth in that Bulletin. Management has concluded that the incorrect accounting for the change in value of the MBS has not caused the “total mix” of information contained within our financial statements to be materially different during the period 2003 to 2004. In considering the materiality analysis, we considered it relevant that NCB has not issued any publicly traded equity securities.
Please contact me at (202) 336-7757 if you wish to discuss this response.
Very Truly Yours,
/s/ Dean Lawler
Dean Lawler
Corporate Controller
National Consumer Cooperative Bank
cc: Richard L. Reed, Chief Financial Officer